GLOBALSCAPE, INC.
6000 Northwest Parkway, Suite 100
San Antonio, TX  78249
210-293-7934

April 13, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:	Barbara C. Jacobs
Hugh Fuller

	Re:	Registration Statement on Form S-1 (Registration No. 333-139401) filed by
GlobalSCAPE, Inc. (“GlobalSCAPE”)

Ladies and Gentlemen:

GlobalSCAPE filed a Registration Statement on Form S-1 (Registration No. 333-139401) on December 15, 2006, Amendment No. 1 thereto on January 29, 2007 and Amendment No. 2 thereto on April 4, 2007 (the “Registration Statement”), with respect to the registration of 4,732,000 shares of common stock.

GlobalSCAPE hereby requests that the effectiveness of the Registration Statement be accelerated to become effective on April 16, 2007, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

GlobalSCAPE acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GlobalSCAPE from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          GlobalSCAPE may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/  Charles R. Poole

Charles R. Poole, President and
Chief Executive Officer